Mail Stop 4720

November 18, 2009

James A White
Chief Financial Officer
Superior Bancorp
17 North 20th Street
Birmingham, Alabama 35203

      Re: Superior Bancorp
              Form 10-K for the Fiscal Year Ended December 31, 2008
              Form 10-Q for Fiscal Quarter Ended June 30, 2009
              File No. 0-25033

Dear Mr. White:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

              Sincerely,

              Angela Connell
              Reviewing Accountant